PRIMERO TO RELEASE THIRD QUARTER 2012 RESULTS ON NOVEMBER 8, 2012

Toronto, Ontario, October 10, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) is scheduled to release third quarter financial results before the market opens on Thursday, November 8, 2012.

A conference call is scheduled for Thursday, November 8, 2012 at 11:00 a.m. (EST), to discuss these results. Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S. and entering the participant passcode 39078496#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=527524&s=1&k=AC45E3936EDA3B6135AA0414D65B5899.

A recorded playback of the call will be available until, Monday, February 4, 2013 by dialing North America toll free 1-866-206-0173 or 646-216-7204 for calls outside Canada and the U.S. and entering the call back passcode 277028#.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com